OMB APPROVAL
OMB Number: 3235-0080
Expires: February 28,2009
Estimated average burden
hours per response …………..1.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-32623

Conversion Services International, Inc.; American Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

100 Eagle Rock Avenue
East Hanover, New Jersey 07936
(973) 560-9400
(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

Common Stock, par value $0.001 per share.
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐ 17CFR240.l2d2-2(a)(1)

☐ 17 CFR240.12d2-2(a)(2)

☐ 17CFR240.l2d2-2(a)(3)

☐ 17CFR240.l2d2-2(a)(4)

☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒ Pursuant to 17 CFR 240.l2d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2( c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Conversion Services International, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

August 26, 2008	By: /s/ Scott Newman	President, Chief Executive Officer and Chairman
Date	Name	Title

SEC1654(03-06)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.